Exhibit 99.1

JOYY Reports Fourth Quarter and Full Year 2023 Unaudited Financial Results

Singapore, March 19, 2024 (GLOBE NEWSWIRE) -- JOYY Inc. (NASDAQ: YY) (“JOYY” or the “Company”), a global technology company, today announced its unaudited financial results for the fourth quarter and full year of 2023.

Fourth Quarter 2023 Financial Highlights1

●	Net revenues were US$569.8 million, compared to US$604.9 million in the corresponding period of 2022.
●	Net income attributable to controlling interest of JOYY[2] was US$45.8 million, compared to net loss of US$377.5 million in the corresponding period of 2022.
●	Non-GAAP net income attributable to controlling interest and common shareholders of JOYY[3] was US$64.2 million, compared to US$50.0 million in the corresponding period of 2022.

Full Year 2023 Highlights

●	Net revenues were US$2,267.9 million, compared to US$2,411.5 million in 2022.

●	Net income attributable to controlling interest of JOYY was US$301.8 million, compared to US$128.9 million in 2022.

●	Non-GAAP net income attributable to controlling interest and common shareholders of JOYY was US$292.5 million, compared to US$199.3 million in 2022.

Fourth Quarter 2023 Operational Highlights

●	Average mobile MAUs of Bigo Live increased by 4.5% to 38.4 million from 36.8 million in the corresponding period of 2022.

●	Average mobile MAUs of Likee was 39.1 million, compared to 45.3 million in the corresponding period of 2022, primarily due to reduced spending on user acquisition via advertisement.

●	Average mobile MAUs of Hago was 4.6 million, compared to 6.7 million in the corresponding period of 2022, primarily due to reduced spending on user acquisition via advertisement.

●	Global average mobile MAUs[4] increased by 2.6% to 274.9 million from 267.9 million in the corresponding period of 2022.

●	Total number of paying users of BIGO (including Bigo Live, Likee and imo)[5] increased by 7.9% to 1.67 million from 1.55 million in the corresponding period of 2022.

●	Average revenue per paying user of BIGO (including Bigo Live, Likee and imo)[6] was US$244.8, compared to US$251.3 in the corresponding period of 2022.

Mr. David Xueling Li, Chairman and Chief Executive Officer of JOYY, commented, "2023 proved to be a year of progress. Our focus on continuous product enhancements, nimble operational strategies, and our strong execution yielded positive results, despite the prevailing macro challenges. Importantly, global average mobile MAUs have now resumed year-over-year growth for three consecutive quarters. Our relentless optimization of operational efficiency led to enhanced profitability for the third consecutive year. During the fourth quarter, BIGO sustained its top line recovery, with revenue increasing by 3.1% on an annual basis, driven by a steady 7.9% year-over-year growth in its number of paying users.

As we move into 2024, globalization through localization remains our foremost strategy and the cornerstone of our global success. We will continue to cultivate our content and social ecosystems to steadily grow our thriving user community and reinforce our leadership in core geographic regions. We will dedicate our resources to build our core strengths, and carefully explore long-term growth opportunities. By driving innovations in both our products and operations, we expect to further diversify our revenue stream and capture long-term sustainable growth. We remain committed to creating and returning value to our shareholders, and our track record over the past three years is a testament to our long-term dedication.”

Fourth Quarter 2023 Financial Results

NET REVENUES

Net revenues were US$569.8 million in the fourth quarter of 2023, compared to US$604.9 million in the corresponding period of 2022.

Live streaming revenues were US$486.2 million in the fourth quarter of 2023, compared to US$527.4 million in the corresponding period of 2022, primarily due to our proactive adjustments to certain non-core products, partially offset by the increase in the live streaming revenues of BIGO.

Other revenues increased by 7.9% to US$83.6 million in the fourth quarter of 2023 from US$77.5 million in the corresponding period of 2022.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues decreased by 6.2% to US$368.4 million in the fourth quarter of 2023 from US$392.6 million in the corresponding period of 2022. Revenue-sharing fees and content costs were US$242.2 million in the fourth quarter of 2023, compared to US$247.5 million in the corresponding period of 2022.

Gross profit was US$201.5 million in the fourth quarter of 2023, compared to US$212.3 million in the corresponding period of 2022. Gross margin was 35.4% in the fourth quarter of 2023, compared to 35.1% in the corresponding period of 2022.

OPERATING EXPENSES AND INCOME

Operating expenses were US$199.4 million in the fourth quarter of 2023, compared to US$231.2 million in the corresponding period of 2022. Among the operating expenses, sales and marketing expenses decreased to US$92.3 million in the fourth quarter of 2023 from US$100.8 million in the corresponding period of 2022, primarily due to the Company’s optimization of overall sales and marketing strategies across various product lines to focus more on return-on-investment and effectiveness of user acquisition. General and administrative expenses decreased to US$34.6 million in the fourth quarter of 2023 from US$41.9 million in the corresponding period of 2022, mainly due to the Company's efforts in improving management efficiency during the year.

Operating income was US$4.8 million in the fourth quarter of 2023, compared to operating loss of US$14.2 million in the corresponding period of 2022. Operating income margin was 0.8% in the fourth quarter of 2023, compared to operating loss margin of 2.3% in the corresponding period of 2022.

Non-GAAP operating income7 was US$27.9 million in the fourth quarter of 2023, compared to US$27.8 million in the corresponding period of 2022. Non-GAAP operating income margin8 was 4.9% in the fourth quarter of 2023, compared to 4.6% in the corresponding period of 2022.

NET INCOME

Net income attributable to controlling interest of JOYY was US$45.8 million in the fourth quarter of 2023, compared to net loss of US$377.5 million in the corresponding period of 2022. The net loss in the fourth quarter of 2022 was primarily due to an impairment loss from an equity method investment recognized in that quarter. Net income margin was 8.0% in the fourth quarter of 2023, compared to net loss margin of 62.4% in the corresponding period of 2022.

Non-GAAP net income attributable to controlling interest and common shareholders of JOYY was US$64.2 million in the fourth quarter of 2023, compared to US$50.0 million in the corresponding period of 2022. Non-GAAP net income margin9 was 11.3% in the fourth quarter of 2023, compared to non-GAAP net income margin of 8.3% in the corresponding period of 2022.

NET INCOME PER ADS

Diluted net income per ADS10 was US$0.74 in the fourth quarter of 2023, compared to diluted net loss per ADS of US$5.38 in the corresponding period of 2022.

Non-GAAP diluted net income per ADS11 was US$1.01 in the fourth quarter of 2023, compared to US$0.65 in the corresponding period of 2022.

BALANCE SHEET AND CASH FLOWS

As of December 31, 2023, the Company had cash and cash equivalents, restricted cash and cash equivalents, short-term deposits, restricted short-term deposits and short-term investments of US$3,685.6 million. For the fourth quarter of 2023, net cash from operating activities was US$97.2 million.

SHARES OUTSTANDING

As of December 31, 2023, the Company had a total of 1,217.4 million common shares outstanding, representing the equivalent of 60.9 million ADSs assuming the conversion of all common shares into ADSs.

Full Year 2023 Financial Results

Net revenues for the full year of 2023 were US$2,267.9 million, compared to US$2,411.5 million in 2022.

Operating income was US$28.8 million for the full year of 2023, compared to US$50.7 million in 2022. Operating income margin was 1.3 % in 2023, compared to 2.1% in 2022.

Non-GAAP operating income was US$130.5 million for the full year of 2023, compared to US$164.0 million in 2022. Non-GAAP operating income margin was 5.8 % in 2023, compared to 6.8% in 2022.

Net income attributable to controlling interest of JOYY for the full year of 2023 increased by 134.2% to US$301.8 million from US$128.9 million in 2022, primarily as a result of disciplined marketing spending, realized gains from the disposal of certain investments during the year, and increased interest income driven by higher market interest rates. Net income margin for the full year of 2023 was 13.3%, compared to 5.3% in 2022.

Non-GAAP net income attributable to controlling interest and common shareholders of JOYY for the full year of 2023 increased by 46.8% to US$292.5 million from US$199.3 million in 2022. Non-GAAP net income margin for the full year of 2023 was 12.9%, compared to 8.3% in 2022.

Diluted net income per ADS for the full year of 2023 was US$4.90, compared to US$1.59 in 2022. Non-GAAP diluted net income per ADS was US$4.13 in 2023, compared to US$2.54 in 2022.

Business Outlook

For the first quarter of 2024, the Company expects net revenues to be between US$543 million and US$560 million. This forecast reflects the Company’s current and preliminary views on the market, operational conditions and business strategies, which are subject to changes, particularly as to the potential impact from increasing macroeconomic uncertainties.

Recent Developments

Share Repurchase Program

In November 2023, the Company’s board of directors authorized the continued use of the unutilized quota under the pre-existing share repurchase program of US$530 million, for another 12-month period starting from the end of November 2023. As of March 15, 2024, the Company has repurchased US$25 million of its shares on the open market under this program.

Latest Development in Sale of YY Live

On January 1, 2024, the Company received a written notice from an affiliate of Baidu, purporting to terminate the share purchase agreement, dated November 16, 2020, as subsequently amended or supplemented, in connection with the sale of YY Live to Baidu. Baidu asserted in the written notice that it has and exercised the right to terminate the referenced share purchase agreement and effectively cancel the transaction. The Company is in discussion with Baidu on the next steps following the termination of the share purchase agreement. The Company is also seeking legal advice and will consider all options at its disposal in response to Baidu’s written notice. From January 1, 2024 to the date of this press release, the Company has not obtained control over YY Live and has not consolidated YY Live.

Conference Call Information

The Company will hold a conference call at 9:00 PM U.S. Eastern Time on Monday, March 18, 2024 (9:00 AM Singapore/Hong Kong Time on Tuesday, March 19, 2024). Details for the conference call are as follows:

Event Title: JOYY Inc. Fourth Quarter and Full Year 2023 Earnings Conference Call

Conference ID: #10037588

All participants may use the link provided below to complete the online registration process in advance of the conference call. Upon registration, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique PIN by email.

PRE-REGISTER LINK: https://s1.c-conf.com/diamondpass/10037588-4kognc.html

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.joyy.com.

The replay will be accessible through March 26, 2024, by dialing the following numbers:

United States:	1-855-883-1031
Singapore:	800-101-3223
Hong Kong:	800-930-639
Conference ID:	#10037588

About JOYY Inc.

JOYY is a leading global technology company with a mission to enrich lives through technology. JOYY currently operates several social products, including Bigo Live for live streaming, Likee for short-form videos, Hago for multiplayer social networking, an instant messaging product, and others. The Company has created a highly engaging and vibrant user community for users across the globe. JOYY’s ADSs have been listed on the NASDAQ since November 2012.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release, as well as JOYY’s strategic and operational plans, contain forward-looking statements. JOYY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JOYY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JOYY’s goals and strategies; JOYY’s future business development, results of operations and financial condition; the expected growth of the global online communication social platform market; the expectation regarding the rate at which to gain active users, especially paying users; JOYY’s ability to monetize the user base; the developments in the sale of YY Live; fluctuations in global economic and business conditions; and assumptions underlying or related to any of the foregoing. A more detailed and full discussion of those risks and other potential risks is included in JOYY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JOYY does not undertake any obligation to update any forward- looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). JOYY uses non-GAAP operating income, non-GAAP operating (loss) margin, non-GAAP net income (loss) attributable to controlling interest of JOYY, non-GAAP net income (loss) margin attributable to controlling interest of JOYY, non-GAAP net income (loss) attributable to common shareholders of JOYY, and basic and diluted non-GAAP net income (loss) per ADS, all of which are non-GAAP financial measures adjusted from the most comparable U.S. GAAP results. Non-GAAP operating income (loss) is operating income (loss) excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, and gain (loss) on disposal of subsidiaries and business. Non-GAAP operating (loss) margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income (loss) is net income (loss) excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments (referring to share of income (loss) from equity method investments resulting from non-recurring or non-cash items of the equity method investments), gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, and income tax effects of the above non-GAAP reconciling items. Non-GAAP net income (loss) attributable to controlling interest of JOYY is net income (loss) attributable to controlling interest of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, income tax effects of the above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net (loss) income attributable to non-controlling interest shareholders. Non-GAAP net income (loss) margin is non-GAAP net income (loss) attributable to controlling interest of JOYY as a percentage of net revenues. Non-GAAP net income (loss) attributable to common shareholders of JOYY is net income (loss) attributable to common shareholders of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders, gain on repurchase of redeemable convertible preferred shares of a subsidiary and income tax effects of above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net income (loss) attributable to non-controlling interest shareholders. After the non-GAAP adjustment, non-GAAP net income (loss) attributable to controlling interests of JOYY is equal to the non-GAAP net income (loss) attributable to common shareholders of JOYY. Basic and diluted non-GAAP net income (loss) per ADS is non-GAAP net income (loss) attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of above reconciling items adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of (i) share-based compensation expenses and amortization of intangible assets from business acquisitions, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, which have been and will continue to be significant recurring expenses in its business, (ii) impairment of goodwill and investments, gain (loss) on disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders and gain on repurchase of redeemable convertible preferred shares of a subsidiary which may not be recurring in its business, and (iii) income tax expenses and non-GAAP adjustments for net income (loss) attributable to non-controlling interest shareholders, which are affected by the above non-GAAP reconciling items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income (loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release.

Investor Relations Contact

JOYY Inc.

Jane Xie/Maggie Yan

Email: joyy-ir@joyy.com

ICR, Inc.

Robin Yang

Email: joyy@icrinc.com

1 On November 16, 2020, the Company entered into definitive agreements with affiliates of Baidu, Inc. (“Baidu”). Pursuant to the agreements, Baidu would acquire JOYY’s domestic video-based entertainment live streaming business (“YY Live”), which includes YY mobile app, YY.com website and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. Subsequently, the sale was substantially completed on February 8, 2021, with certain matters remaining to be completed, including necessary regulatory approvals from government authorities. As a result, the historical financial results of YY Live are reflected in the Company’s consolidated financial statements as discontinued operations and the Company ceased consolidation of YY Live business since February 8, 2021. On January 1, 2024, the Company received a written notice from an affiliate of Baidu, purporting to terminate the share purchase agreement, dated November 16, 2020, as subsequently amended or supplemented, in connection with our sale of YY Live to Baidu. Baidu asserted in the written notice that it has and exercised the right to terminate the referenced share purchase agreement and effectively cancel the transaction. The Company is in discussion with Baidu on the next steps following the termination of the share purchase agreement. The Company is also seeking legal advice and will consider all options at its disposal in response to Baidu’s written notice. From January 1, 2024 to the date of this press release, the Company has not obtained control over YY Live and has not consolidated YY Live. To the date of this press release, the latest development of the transaction has not affected the Company’s operating activities or financial results.

The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated. For the avoidance of confusion, the continuing operations for the three months ended December 31, 2022, September 30, 2023 and December 31, 2023 and for the twelve months ended December 31, 2022 and December 31, 2023, as presented in this press release, primarily consisted of BIGO, excluding YY Live.

2 Net income (loss) attributable to controlling interest of JOYY is net income (loss) less net (loss) income attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholders.

3 Non-GAAP net income (loss) attributable to controlling interest of JOYY is a non-GAAP financial measure, which is defined as net income (loss) attributable to controlling interest of JOYY excluding share-based compensation expenses, impairment of goodwill and investment, amortization of intangible assets from business acquisitions, gain (loss) on disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments which refer to those similar non-GAAP reconciling items of the Company, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds amortization to face value, income tax effects of the above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for net (loss) income attributable to non-controlling interest shareholders. These adjustments amounted to US$18.4 million and US$427.6 million in the fourth quarter of 2023 and 2022, respectively. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

4 Refers to mobile average monthly active users of the social entertainment platforms operated by the Company, including Bigo Live, Likee, imo and Hago. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile active users for each month of such period, by (ii) the number of months in such period.

5 The number of paying users during a given period is calculated as the cumulative number of registered user accounts that have purchased virtual items or other products and services on platforms including Bigo Live, Likee and imo at least once during the relevant period.

6 Average revenue per user is calculated by dividing our total revenues from live streaming on platforms including Bigo Live, Likee and imo during a given period by the number of paying users for the Company’s live streaming services on these platforms for that period.

7  Non-GAAP operating income (loss) is a non-GAAP financial measure, which is defined as operating income (loss) excluding share-based compensation expenses, amortization of intangible assets from business acquisitions, impairment of goodwill and investments and gain on disposal of subsidiaries and business. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

8 Non-GAAP operating income (loss) margin is a non-GAAP financial measure, which is defined as non-GAAP operating income (loss) as a percentage of net revenues. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

9 Non-GAAP net income (loss) margin is non-GAAP net income (loss) attributable to controlling interest of JOYY as a percentage of net revenues.

10 ADS refers to American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income (loss) per ADS is net income (loss) attributable to common shareholders of JOYY divided by weighted average number of diluted ADS.

11 Non-GAAP diluted net income (loss) per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income (loss) attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of diluted net income (loss) per ADS. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31,	December 31,
	2022	2023
	US$	US$
Assets
Current assets
Cash and cash equivalents	1,214,449	1,063,956
Restricted cash and cash equivalents	303,370	319,250
Short-term deposits	2,360,545	1,970,346
Restricted short-term deposits	47,741	57,243
Short-term investments	362,640	274,846
Accounts receivable, net	117,927	130,700
Amounts due from related parties	1,794	810
Prepayments and other current assets(1)	236,183	255,489

Total current assets	4,644,649	4,072,640

Non-current assets
Long-term deposits	-	130,000
Investments	660,404	544,542
Property and equipment, net	343,201	390,681
Land use rights, net	330,005	316,070
Intangible assets, net	398,300	333,715
Right-of-use assets, net	33,196	30,173
Goodwill	2,649,307	2,649,281
Other non-current assets	12,591	16,763

Total non-current assets	4,427,004	4,411,225

Total assets	9,071,653	8,483,865

Liabilities, mezzanine equity and shareholders’ equity
Short-term loan	37,270	52,119
Accounts payable	56,000	66,755
Deferred revenue	86,014	73,673
Advances from customers	3,532	6,047
Income taxes payable	78,103	86,100
Accrued liabilities and other current liabilities(1)	2,360,002	2,381,189
Amounts due to related parties	3,225	2,533
Lease liabilities due within one year	12,451	12,388
Convertible bonds	435,087	405,603

Total current liabilities	3,071,684	3,086,407

Non-current liabilities
Convertible bonds	401,173	-
Lease liabilities	21,601	18,422
Deferred revenue	9,765	12,932
Deferred tax liabilities	64,262	53,955
Other non-current liabilities	436	-

Total non-current liabilities	497,237	85,309

Total liabilities	3,568,921	3,171,716

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31,	December 31,
	2022	2023
	US$	US$
Mezzanine equity	91,366	22,133

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 1,317,840,464 shares issued and 1,066,177,028 shares outstanding as of December 31, 2022; 1,317,840,464 shares issued and 890,843,639 shares outstanding as of December 31, 2023, respectively)	13	9
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 326,509,555 and 326,509,555 shares issued and outstanding as of December 31, 2022 and December 31, 2023, respectively)	3	3
Treasury Shares (US$0.00001 par value; 251,663,436 and 426,996,825 shares held as of December 31, 2022 and December 31, 2023, respectively)	(655,141)	(913,939)
Additional paid-in capital	3,277,978	3,282,754
Statutory reserves	32,536	37,709
Retained earnings	2,685,063	2,947,160
Accumulated other comprehensive loss	(162,235)	(197,010)

Total JOYY Inc.’s shareholders’ equity	5,178,217	5,156,686

Non-controlling interests	233,149	133,330

Total shareholders’ equity	5,411,366	5,290,016

Total liabilities, mezzanine equity and shareholders’ equity	9,071,653	8,483,865

(1)	JOYY has ceased consolidation of YY Live business since February 8, 2021 and classified and presented all the related assets and liabilities related to YY Live business on a net basis within prepayments and other current assets. The consideration received by the Company to date has been recorded as advance payments received within accrued liabilities and other current liabilities.

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2022	2023	2023	2022	2023
	US$	US$	US$	US$	US$
Net revenues
Live streaming(1)	527,423	495,801	486,196	2,225,518	1,979,371
Others	77,486	71,268	83,643	185,998	288,499

Total net revenues	604,909	567,069	569,839	2,411,516	2,267,870

Cost of revenues(2)	(392,579)	(357,914)	(368,360)	(1,559,388)	(1,454,842)

Gross profit	212,330	209,155	201,479	852,128	813,028

Operating expenses(2)
Research and development expenses	(73,626)	(71,608)	(72,580)	(261,807)	(295,503)
Sales and marketing expenses	(100,812)	(92,515)	(92,258)	(400,435)	(369,577)
General and administrative expenses	(41,886)	(27,139)	(34,587)	(141,826)	(122,661)
Goodwill impairment	(14,830)	-	-	(14,830)	-

Total operating expenses	(231,154)	(191,262)	(199,425)	(818,898)	(787,741)

Loss on deconsolidation and disposal of subsidiaries	-	(6,177)	-	-	(6,177)
Other income	4,653	333	2,742	17,505	9,705

Operating (loss) income	(14,171)	12,049	4,796	50,735	28,815

Interest expenses	(3,182)	(2,139)	(2,115)	(12,770)	(10,420)
Interest income and investment income	32,020	47,330	47,145	93,148	185,212
Foreign currency exchange (losses) gains, net	(13,043)	(5,143)	(8,158)	11,666	(2,906)
Gain (loss) on disposal and deemed disposal of investments	2,365	(2,673)	-	4,113	74,851
Gain on fair value change of investments	12,532	7,112	6,263	424,304	12,425
Gain on extinguishment of debt and derivative	1,087	-	-	63,378	-

Income before income tax expenses	17,608	56,536	47,931	634,574	287,977

Income tax expenses	(4,555)	(3,001)	(2,315)	(34,575)	(18,856)

Income before share of (loss) income in equity method investments, net of income taxes	13,053	53,535	45,616	599,999	269,121

Share of (loss) income in equity method investments, net of income taxes	(403,105)	11,545	(5,527)	(498,431)	3,297

Net (loss) income	(390,052)	65,080	40,089	101,568	272,418

Net loss attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholders	12,516	7,812	5,746	27,323	29,398

Net (loss) income attributable to controlling interest of JOYY Inc.	(377,536)	72,892	45,835	128,891	301,816

Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	(1,530)	(1,566)	(350)	(5,426)	(5,048)
Cumulative dividend on subsidiary’s Series A Preferred Shares	(1,000)	-	-	(4,000)	(2,000)
Gain on repurchase of redeemable convertible preferred shares of a subsidiary	-	52,583	-	-	52,583

Net (loss) income attributable to common shareholders of JOYY Inc.	(380,066)	123,909	45,485	119,465	347,351

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2022	2023	2023	2022	2023
	US$	US$	US$	US$	US$
Net (loss) income per ADS
——Basic	(5.38)	1.99	0.78	1.66	5.35
——Diluted	(5.38)	1.86	0.74	1.59	4.90

Weighted average number of ADS used in calculating net (loss) income per ADS
——Basic	70,629,666	62,266,339	61,876,261	71,969,510	65,434,782
——Diluted	70,629,666	67,669,387	67,384,074	82,272,422	73,148,827

(1)    Live streaming revenues by geographical areas were as follows:

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2022	2023	2023	2022	2023
	US$	US$	US$	US$	US$
Mainland China	107,448	59,525	48,928	464,919	284,761
Others	419,975	436,276	437,268	1,760,599	1,694,610

(2)    Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2022	2023	2023	2022	2023
	US$	US$	US$	US$	US$
Cost of revenues	1,240	493	821	8,185	3,575
Research and development expenses	7,018	4,108	4,020	25,170	19,415
Sales and marketing expenses	306	110	133	777	797
General and administrative expenses	2,426	1,586	2,271	9,964	8,192

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2022	2023	2023	2022	2023
	US$	US$	US$	US$	US$
Operating (loss) income	(14,171)	12,049	4,796	50,735	28,815
Share-based compensation expenses	10,990	6,297	7,245	44,096	31,979
Amortization of intangible assets from business acquisitions	16,108	15,890	15,890	54,356	63,560
Impairment of goodwill and investments	14,830	-	-	14,830	-
Loss on deconsolidation and disposal of subsidiaries	-	6,177	-	-	6,177
Non-GAAP operating income	27,757	40,413	27,931	164,017	130,531

Net (loss) income	(390,052)	65,080	40,089	101,568	272,418
Share-based compensation expenses	10,990	6,297	7,245	44,096	31,979
Amortization of intangible assets from business acquisitions	16,108	15,890	15,890	54,356	63,560
Impairment of goodwill and investments	14,830	-	-	14,830	-
Loss on deconsolidation and disposal of subsidiaries	-	6,177	-	-	6,177
(Gain) loss on disposal and deemed disposal of investments	(2,365)	2,673	-	(4,113)	(74,851)
Gain on fair value change of investments	(12,532)	(7,112)	(6,263)	(424,304)	(12,425)
Gain on extinguishment of debt and derivative	(1,087)	-	-	(63,378)	-
Interest expenses related to the convertible bonds’ amortization to face value	601	238	239	2,450	1,583
Income tax effects on non-GAAP adjustments	72	(4,070)	(2,095)	(3,204)	(11,604)
Reconciling items on the share of equity method investments	406,073	(10,521)	4,278	456,669	(9,091)
Non-GAAP net income	42,638	74,652	59,383	178,970	267,746

Net (loss) income attributable to common shareholders of JOYY Inc.	(380,066)	123,909	45,485	119,465	347,351
Share-based compensation expenses	10,990	6,297	7,245	44,096	31,979
Amortization of intangible assets from business acquisitions	16,108	15,890	15,890	54,356	63,560
Impairment of goodwill and investments	14,830	-	-	14,830	-
Loss on deconsolidation and disposal of subsidiaries	-	6,177	-	-	6,177
(Gain) loss on disposal and deemed disposal of investments	(2,365)	2,673	-	(4,113)	(74,851)
Gain on fair value change of investments	(12,532)	(7,112)	(6,263)	(424,304)	(12,425)
Gain on extinguishment of debt and derivative	(1,087)	-	-	(63,378)	-
Interest expenses related to the convertible bonds’ amortization to face value	601	238	239	2,450	1,583
Accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders	2,530	1,566	350	9,426	7,048
Gain on repurchase of redeemable convertible preferred shares of a subsidiary	-	(52,583)	-	-	(52,583)
Income tax effects on non-GAAP adjustments	72	(4,070)	(2,095)	(3,204)	(11,604)
Reconciling items on the share of equity method investments	406,073	(10,521)	4,278	456,669	(9,091)
Non-GAAP adjustments for net loss attributable to the non-controlling interest shareholders	(5,134)	(1,311)	(929)	(6,995)	(4,622)
Non-GAAP net income attributable to controlling interest and common shareholders of JOYY Inc.	50,020	81,153	64,200	199,298	292,522

Non-GAAP net income per ADS
——Basic	0.71	1.30	1.08	2.77	4.51
——Diluted	0.65	1.22	1.01	2.54	4.13

Weighted average number of ADS used in calculating Non-GAAP net income per ADS
——Basic	70,629,666	62,266,339	61,876,261	71,969,510	65,434,782
——Diluted	80,812,793	67,669,387	67,384,074	82,272,422	73,148,827

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2023
	BIGO	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	459,152	27,044	-	486,196
Others	32,109	51,992	(458)	83,643
Total net revenues	491,261	79,036	(458)	569,839

Cost of revenues(2)	(308,977)	(59,481)	98	(368,360)

Gross profit	182,284	19,555	(360)	201,479

Operating expenses(2)
Research and development expenses	(41,011)	(31,839)	270	(72,580)
Sales and marketing expenses	(74,944)	(17,343)	29	(92,258)
General and administrative expenses	(15,321)	(19,327)	61	(34,587)
Total operating expenses	(131,276)	(68,509)	360	(199,425)

Other income	2,003	739	-	2,742

Operating income (loss)	53,011	(48,215)	-	4,796

Interest expenses	(1,803)	(1,652)	1,340	(2,115)
Interest income and investment income	13,262	35,223	(1,340)	47,145
Foreign currency exchange (losses) gains, net	(8,176)	18	-	(8,158)
Gain on fair value change of investments	1,060	5,203	-	6,263

Income (loss) before income tax (expenses) benefits	57,354	(9,423)	-	47,931

Income tax (expenses) benefits	(5,334)	3,019	-	(2,315)

Income (loss) before share of loss in equity method investments, net of income taxes	52,020	(6,404)	-	45,616

Share of loss in equity method investments, net of income taxes	-	(5,527)	-	(5,527)

Net income (loss)	52,020	(11,931)	-	40,089

(1)	The elimination mainly consists of revenues and expenses generated from services among BIGO and all other segments, and interest income and interest expenses generated from the loan between BIGO and all other segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	December 31, 2023
	BIGO	All other	Total
	US$	US$	US$
Cost of revenues	492	329	821
Research and development expenses	1,856	2,164	4,020
Sales and marketing expenses	38	95	133
General and administrative expenses	351	1,920	2,271

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2023
	BIGO	All other	Total
	US$	US$	US$
Operating income (loss)	53,011	(48,215)	4,796
Share-based compensation expenses	2,737	4,508	7,245
Amortization of intangible assets from business acquisitions	11,225	4,665	15,890
Non-GAAP operating income (loss)	66,973	(39,042)	27,931

Net income (loss)	52,020	(11,931)	40,089
Share-based compensation expenses	2,737	4,508	7,245
Amortization of intangible assets from business acquisitions	11,225	4,665	15,890
Gain on fair value change of investments	(1,060)	(5,203)	(6,263)
Interest expenses related to the convertible bonds’ amortization to face value	-	239	239
Income tax effects on non-GAAP adjustments	(1,415)	(680)	(2,095)
Reconciling items on the share of equity method investments	-	4,278	4,278
Non-GAAP net income (loss)	63,507	(4,124)	59,383

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2023
	BIGO	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	468,577	27,224	-	495,801
Others	25,486	46,241	(459)	71,268

Total net revenues	494,063	73,465	(459)	567,069

Cost of revenues(2)	(299,231)	(58,785)	102	(357,914)

Gross profit	194,832	14,680	(357)	209,155

Operating expenses(2)
Research and development expenses	(39,684)	(32,191)	267	(71,608)
Sales and marketing expenses	(75,715)	(16,828)	28	(92,515)
General and administrative expenses	(11,297)	(15,904)	62	(27,139)
Total operating expenses	(126,696)	(64,923)	357	(191,262)

Loss on deconsolidation and disposal of subsidiaries	-	(6,177)	-	(6,177)
Other income (expenses)	373	(40)	-	333

Operating income (loss)	68,509	(56,460)	-	12,049

Interest expenses	(1,768)	(1,667)	1,296	(2,139)
Interest income and investment income	11,158	37,468	(1,296)	47,330
Foreign currency exchange losses, net	(4,349)	(794)	-	(5,143)
Loss on disposal and deemed disposal of investments	-	(2,673)	-	(2,673)
Gain on fair value change of investments	312	6,800	-	7,112
Income (loss) before income tax (expenses) benefits	73,862	(17,326)	-	56,536

Income tax (expenses) benefits	(3,626)	625	-	(3,001)

Income (loss) before share of income in equity method investments, net of income taxes	70,236	(16,701)	-	53,535

Share of income in equity method investments, net of income taxes	-	11,545	-	11,545

Net income (loss)	70,236	(5,156)	-	65,080

(1)	The elimination mainly consists of revenues and expenses generated from services among BIGO and all other segments, and interest income and interest expenses generated from the loan between BIGO and all other segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	September 30, 2023
	BIGO	All other	Total
	US$	US$	US$
Cost of revenues	406	87	493
Research and development expenses	1,752	2,356	4,108
Sales and marketing expenses	37	73	110
General and administrative expenses	20	1,566	1,586

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2023
	BIGO	All other	Total
	US$	US$	US$
Operating income (loss)	68,509	(56,460)	12,049
Share-based compensation expenses	2,215	4,082	6,297
Amortization of intangible assets from business acquisitions	11,225	4,665	15,890
Loss on deconsolidation and disposal of subsidiaries	-	6,177	6,177
Non-GAAP operating income (loss)	81,949	(41,536)	40,413

Net income (loss)	70,236	(5,156)	65,080
Share-based compensation expenses	2,215	4,082	6,297
Amortization of intangible assets from business acquisitions	11,225	4,665	15,890
Loss on deconsolidation and disposal of subsidiaries	-	6,177	6,177
Loss on disposal and deemed disposal of investments	-	2,673	2,673
Gain on fair value change of investments	(312)	(6,800)	(7,112)
Interest expenses related to the convertible bonds’ amortization to face value	-	238	238
Income tax effects on non-GAAP adjustments	(1,415)	(2,655)	(4,070)
Reconciling items on the share of equity method investments	-	(10,521)	(10,521)
Non-GAAP net income (loss)	81,949	(7,297)	74,652

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2022
	BIGO	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	452,425	74,998	-	527,423
Others	24,038	53,480	(32)	77,486
Total net revenues	476,463	128,478	(32)	604,909

Cost of revenues(2)	(296,865)	(95,746)	32	(392,579)

Gross profit	179,598	32,732	-	212,330

Operating expenses(2)
Research and development expenses	(39,927)	(33,699)	-	(73,626)
Sales and marketing expenses	(75,458)	(25,354)	-	(100,812)
General and administrative expenses	(12,394)	(29,492)	-	(41,886)
Goodwill impairment	-	(14,830)	-	(14,830)
Total operating expenses	(127,779)	(103,375)	-	(231,154)

Other income	3,904	749	-	4,653

Operating income (loss)	55,723	(69,894)	-	(14,171)

Interest expenses	(1,311)	(2,884)	1,013	(3,182)
Interest income and investment income	4,400	28,633	(1,013)	32,020
Foreign currency exchange losses, net	(12,250)	(793)	-	(13,043)
Gain on disposal and deemed disposal of investments	-	2,365	-	2,365
Gain on fair value change of investments	1,612	10,920	-	12,532
Gain on extinguishment of debt and derivative	-	1,087	-	1,087
Income (loss) before income tax expenses	48,174	(30,566)	-	17,608

Income tax expenses	(3,523)	(1,032)	-	(4,555)

Income (loss) before share of loss in equity method investments, net of income taxes	44,651	(31,598)	-	13,053

Share of loss in equity method investments, net of income taxes	-	(403,105)	-	(403,105)

Net income (loss)	44,651	(434,703)	-	(390,052)

(1)	The elimination mainly consists of revenues and expenses generated from services among BIGO and all other segments, and interest income and interest expenses generated from the loan between BIGO and all other segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	December 31, 2022
	BIGO	All other	Total
	US$	US$	US$
Cost of revenues	680	560	1,240
Research and development expenses	3,158	3,860	7,018
Sales and marketing expenses	122	184	306
General and administrative expenses	850	1,576	2,426

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2022
	BIGO	All other	Total
	US$	US$	US$
Operating income (loss)	55,723	(69,894)	(14,171)
Share-based compensation expenses	4,810	6,180	10,990
Amortization of intangible assets from business acquisitions	11,225	4,883	16,108
Impairment of goodwill and investments	-	14,830	14,830
Non-GAAP operating income (loss)	71,758	(44,001)	27,757

Net income (loss)	44,651	(434,703)	(390,052)
Share-based compensation expenses	4,810	6,180	10,990
Amortization of intangible assets from business acquisitions	11,225	4,883	16,108
Impairment of goodwill and investments	-	14,830	14,830
Gain on disposal and deemed disposal of investments	-	(2,365)	(2,365)
Gain on fair value change of investments	(1,612)	(10,920)	(12,532)
Gain on extinguishment of debt and derivative	-	(1,087)	(1,087)
Interest expenses related to the convertible bonds’ amortization to face value	-	601	601
Income tax effects on non-GAAP adjustments	(1,415)	1,487	72
Reconciling items on the share of equity method investments	-	406,073	406,073
Non-GAAP net income (loss)	57,659	(15,021)	42,638